UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

ENDESA, S.A.
(Name of Issuer)
American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each Ordinary Shares, nominal value €1.20 each
(Title of Class of Securities)
00029274F1
(CUSIP Number)
ENEL Società per Azioni
Viale Regina Margherita 137
00198 Rome
Italy
Attention: Department of Corporate Affairs
+39 06830 52783

Copy to:
Michael Wolfson
Simpson Thacher & Bartlett LLP
One Ropemaker Street
London EC2Y 9HU
+44 207 275 6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 27, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00029274F1	Page	2	of	16

1	NAMES OF REPORTING PERSONS: ENEL Società per Azioni

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Italy

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		105,800,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		105,800,000 shares in respect of which each reporting person has or shares voting power and dispositive power and 127,101,597* shares underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing 232,901,597* shares in the aggregate

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	105,800,000 shares in respect of which each reporting person has or shares voting power and dispositive power and 127,101,597* shares underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing 232,901,597* shares in the aggregate

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.0%+ shares in respect of which each reporting person has or shares voting power and dispositive power and an additional 12.0%* underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing approximately 22.0%* in the aggregate

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
+ Based on 1,058,752,117 ordinary shares, nominal value €1.20 each, of Endesa, S.A. outstanding as reported in the CNMV - Comisión Nacional del Mercado de Valores website. Figure rounded. The actual percentage is 9.993% as of the date of this Schedule 13D.
* 127,101,597 ordinary shares, nominal value €1.20 each, of Endesa, S.A. are being reported hereunder solely because the reporting persons may be deemed to have dispositive power with respect to such shares for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, as a result of the Share Swap Transactions described in Item 6 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of such ordinary shares of Endesa, S.A. for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

CUSIP No.	00029274F1	Page	3	of	16

1	NAMES OF REPORTING PERSONS: Enel Energy Europe Società a Responsabilità Limitata

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Italy

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		105,800,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		105,800,000 shares in respect of which each reporting person has or shares voting power and dispositive power and 127,101,597* shares underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing 232,901,597* shares in the aggregate

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	105,800,000 shares in respect of which each reporting person has or shares voting power and dispositive power and 127,101,597* shares underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing 232,901,597* shares in the aggregate

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.0%+ shares in respect of which each reporting person has or shares voting power and dispositive power and an additional 12.0%* underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing approximately 22.0%* in the aggregate

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
+ Based on 1,058,752,117 ordinary shares, nominal value €1.20 each, of Endesa, S.A. outstanding as reported in the CNMV - Comisión Nacional del Mercado de Valores website. Figure rounded. The actual percentage is 9.993% as of the date of this Schedule 13D.
* 127,101,597 ordinary shares, nominal value €1.20 each, of Endesa, S.A. are being reported hereunder solely because the reporting persons may be deemed to have dispositive power with respect to such shares for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, as a result of the Share Swap Transactions described in Item 6 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of such ordinary shares of Endesa, S.A. for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to Be Filed as Exhibits
Signature
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8
EX-99.9
EX-99.10

     Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 99.1 to this statement on Schedule 13D (this “Schedule 13D”), ENEL Società per Azioni (“ENEL”) and Enel Energy Europe Società a Responsabilità Limitata (“EEE” and, together with ENEL, the “Reporting Persons”), have agreed to file one statement with respect to their ownership of ordinary shares, nominal value €1.20 each (the “Shares”) of, and American Depositary Shares (the “ADSs”), each representing the right to receive one Share of, Endesa, S.A. (the “Issuer”).
Item 1. Security and Issuer
     This Schedule 13D relates to the Shares and ADSs of the Issuer, a corporation organized under the laws of the Kingdom of Spain. The Issuer’s principal executive offices are located at Ribera del Loira, 60, 28042 Madrid, Spain.
Item 2. Identity and Background
     This Schedule 13D is filed by ENEL, a corporation organized under the laws of Italy, and EEE, a corporation organized under the laws of Italy. EEE is a wholly owned subsidiary of ENEL. ENEL together with its consolidated subsidiaries (the “ENEL Group”) is the principal electricity operator in Italy, with a leading position in the generation, distribution and sale of electricity, and distribution and sale of gas. The registered office of each of ENEL and EEE is located at Viale Regina Margherita 137, 00198 Rome, Italy. See Annex 1 to this Schedule 13D for a list of ENEL’s and EEE’s current directors, and the current executive officers of the ENEL Group.
     During the past five (5) years, none of ENEL, EEE, and to the best of their knowledge, their current directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     On February 27, 2007, EEE purchased 105,800,000 Shares, which represent 9.993% (based on 1,058,752,117 Shares outstanding as reported in the CNMV — Comisión Nacional del Mercado de Valores website) of the share capital of the Issuer, at €39.00 each in an off-market transaction with certain institutional investors. This acquisition was funded with working capital of ENEL from ENEL’s own cash-flows and existing working capital credit lines. The acquisition was announced in press releases by ENEL dated February 27, 2007 and February 28, 2007, which are attached hereto as Exhibit 99.11.
     On March 1, 2007, EEE entered into a Share Swap Transaction with UBS Limited in respect of 74,112,648 Shares (the “UBS Share Swap Transaction”). The UBS Share Swap Transaction required a collateral cash payment by EEE to UBS Limited equal to €722,598,318 on March 6, 2007, which was funded with working capital of ENEL from ENEL’s own cash flows and existing working capital credit lines. EEE expects to fund interim payments under the UBS Share Swap Transaction with ENEL’s working capital from ENEL’s own cash flows and existing working capital credit lines. The UBS Share Swap Transaction was announced in a press release by ENEL dated March 1, 2007, which is attached hereto as Exhibit 99.13. The disclosure under Item 6 is incorporated herein by reference.
     On March 1, 2007, EEE entered into a Share Swap Transaction with Mediobanca — Banca di Credito Finanziario S.p.A. (“Mediobanca”) in respect of 48,488,949 Shares, and on March 2, 2007, EEE entered into another Share Swap Transaction with Mediobanca in respect of 4,500,000 Shares (collectively, the “Mediobanca Share Swap Transactions” and, together with the UBS Share Swap Transaction, the “Share Swap Transactions”). The Mediobanca Share Swap Transactions required a collateral cash payment by EEE to Mediobanca equal to €472,767,253 on March 6, 2007 and €43,875,000 on March 7, 2007, which were funded with working capital of ENEL from ENEL’s own cash flows and existing working capital credit lines. EEE expects to fund interim payments under the Mediobanca Share Swap Transactions with ENEL’s working capital from ENEL’s own cash flows and existing working capital credit lines. The Mediobanca Share Swap Transactions were announced by ENEL in separate press releases dated March 1, 2007 and March 2, 2007, which are attached hereto as Exhibit 99.14 and Exhibit 99.15, respectively. The disclosure under Item 6 is incorporated herein by reference.
Item 4. Purpose of Transaction
     The Reporting Persons acquired Shares for strategic investment purposes. The Reporting Persons believe that their investment in the Issuer represents a unique opportunity to increase the investments of the ENEL Group in the Spanish energy market, where it already owns electricity generation and distribution assets, and other European countries. The Reporting Persons’ investment is consistent with ENEL’s ongoing strategy to seek new investment opportunities in core energy businesses in Spain, where demand for electricity is expected to grow at a higher rate than the European average, and other European countries and Latin America.
     On January 26, 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH (“E.ON 12”), filed a Tender Offer Statement on Schedule TO (including its exhibits, and as amended, supplemented or otherwise modified prior to the date hereof, the “E.ON Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”), relating to the offer by E.ON 12 to acquire all the outstanding Shares and ADSs, upon the terms and subject to the conditions described in the E.ON Schedule TO (as amended, the “E.ON Tender Offer”). The Reporting Persons do not currently intend to tender any Shares or ADSs in the E.ON Tender Offer. The Reporting Persons may change their plan in respect of the E.ON Tender Offer at any time based on their view of their best interests and other factors in light of E.ON’s future actions and proposals, the marketplace, industry and other conditions, including without limitation economic and stock market conditions.
     The Reporting Persons presently intend to become a key shareholder of the Issuer. Assuming they continue to hold or acquire sufficient Shares or ADSs, and subject to compliance with applicable regulatory, legal and other requirements, the Reporting Persons presently intend to seek to take an active role with respect to the management and operations of the Issuer, and, subject to authorization from Spanish regulatory authorities, to seek representation on the Issuer’s board of directors and/or management team. There can be no assurance that the

Reporting Persons will be able to achieve any of these objectives and the Reporting Persons may change their plans at any time based on their view of their best interests and other factors in light of marketplace, industry and other conditions, including without limitation economic and stock market conditions.
     Assuming that the Issuer has 13 seats on its board of directors (as is currently the case), due to provisions of Spanish corporate law providing for proportional representation for shareholder nominees on boards of directors, a shareholder of the Issuer holding approximately 7.7% of the outstanding Shares would be entitled to appoint a director to the Issuer’s board of directors when there exists a vacancy on the board. Such a vacancy would ordinarily be expected to occur no earlier than the Issuer’s ordinary shareholders meeting within the first six months of 2007. If the Reporting Persons continue to hold a sufficient percentage of the outstanding Shares, subject to compliance with applicable regulatory, legal and other requirements, and, specifically subject to authorization from Spanish regulatory authorities, the Reporting Persons will choose to exercise their rights pursuant to these proportional representation procedures, which would entitle them to nominate and elect one director at their current voting rights holding of 9.993% (based on the 105,800,000 Shares purchased by the Reporting Persons on February 27, 2007), two directors if their holdings reach 15.4%, or three directors if their holdings reach 23.1%. Outside of the context of this right to appoint directors, the Issuer’s organizational documents provide that no shareholder of the Issuer may vote over 10% of the Shares regardless of its level of ownership. Therefore, unless this provision in the Issuer’s organizational documents is repealed or amended, the Reporting Persons will be prohibited from voting more than 10% of the outstanding Shares, including without limitation on any vote relating to any extraordinary corporation transaction involving the Issuer or otherwise, outside of the context of appointing directors pursuant to the proportional representation rights referred to above.
     The Reporting Persons have no present plans or proposals regarding the elimination or amendment of the 10% voting limitation provision of the Issuer’s organizational documents. The Reporting Persons may in the future seek or support such elimination or amendment depending on their view of their best interests and other factors in light of marketplace, industry and other conditions, including without limitation economic and stock market conditions. Similarly, the Reporting Persons have no present plans or proposals regarding the proportional representation provision and other provisions in the Issuer’s organizational documents regulating the composition of and eligibility of persons to serve on the Issuer’s board. The Reporting Persons may in the future seek or support changes in such provisions depending on their view of their best interests and other factors in light of marketplace, industry and other conditions, including without limitation economic and stock market conditions. ENEL filed a press release answering questions posed by the CNMV regarding its acquisition of the 105,800,000 Shares dated February 28, 2007, which is attached hereto as Exhibit 99.12.
     Subject to receipt of the applicable regulatory approvals, including without limitation the prior approval of the Spanish energy regulator, the Comisión Nacional de Energía (“CNE”), for acquisitions of more than 10% of the share capital of the Issuer and subject to the Reporting Persons’ view of their best interests and other factors in light of marketplace, industry and other conditions, including without limitation economic and stock market conditions and the other factors noted below, the Reporting Persons presently intend to acquire additional Shares and/or ADSs, in open market or privately negotiated transactions, or otherwise, up to a percentage (calculated in accordance with Spanish law) that does not require the Reporting Persons to make a mandatory tender offer for the Issuer’s Shares. Under applicable Spanish law, the Reporting Persons would be required to launch a mandatory tender offer for the Issuer’s Shares if their ownership percentage (calculated in accordance with Spanish law) of the Issuer equals 25% or more. There is, however, proposed legislation in Spain that would increase the threshold requiring a mandatory tender offer to an ownership percentage of 30% or more. If such legislation comes into effect in the form currently proposed, the Reporting Persons might acquire additional Shares or ADSs, in open market or privately negotiated transactions or otherwise, but do not presently intend to acquire Shares or ADSs representing an ownership percentage that would require them to launch a mandatory tender offer under Spanish law. The calculation of the ownership percentage of a shareholder under Spanish law for purposes of determining whether that shareholder must make a mandatory tender offer for an issuer is not the same as the determination whether such shareholder is the beneficial owner of shares for purposes of Section 13(d) under the Act. Therefore, a person may be required to report beneficial ownership of shares pursuant to Section 13(d) under the Act, including shares in excess of the mandatory tender offer trigger threshold under Spanish law, without necessarily being required to launch a mandatory tender offer under Spanish law.
     As described under Item 6 below, EEE has entered into the UBS Share Swap Transaction relating to a total of approximately 7.0% of the Shares and the Mediobanca Share Swap Transactions relating to a total of approximately 5.0% of the Shares. Any increase in the Reporting Persons’ ownership percentage of the Issuer pursuant to these Share Swap Transactions is subject to, among other things, receipt of prior approval of the CNE. The Reporting Persons have sought such prior approval and expect a response from the CNE within the next two months. ENEL filed a press release relating to this request for approval dated March 1, 2007, which is attached hereto as Exhibit 99.14.
     The exercise of the voting rights attributable to the 105,800,000 Shares, in respect of which the Reporting Persons have voting power, is subject to two regulatory restrictions under applicable Spanish law.
     The first regulatory restriction limits the voting rights of any person with an interest in more than one of the top five significant energy companies (operador principal). A person with an interest in more than one of the top five significant energy companies may not exercise its voting rights in excess of 3% of the outstanding share capital in respect of one of such companies in which it holds an interest. During the first quarter of each year, the CNE publishes the entities considered to be the top five significant energy companies based on their respective shares of the relevant Spanish energy markets. In February 2006, Enel Viesgo Generación, S.L., a subsidiary of ENEL in Spain, was specifically considered as one of the top five significant energy companies by the CNE as a result of its approximately 3.2% market share in the electricity generation market in Spain for 2004. The Reporting Persons expect that, in line with the practice of the regulator, Enel Viesgo Generación, S.L. will not be considered one of the significant energy companies in the CNE’s determination to be published during March 2007, because other market participants which in prior years had smaller shares of the Spanish electricity generation market have, during 2005 and 2006, exceeded the electricity generation market share of Enel Viesgo Generación, S.L.

     The second regulatory restriction relates to the obligation of any purchaser of the share capital of the Issuer who is directly or indirectly controlled by a governmental entity, or in which a governmental entity holds a significant interest, to report such acquisition to the Minister of Industry, Tourism and Commerce. Upon receipt of such notice (or, failing such notice, upon becoming aware of any such acquisition), the Spanish government may confirm the voting rights attributable to the acquired shares or may suspend the voting rights attributable to the acquired shares. On March 1, 2007, ENEL notified the Minister of Industry, Tourism and Commerce of the acquisition of Shares by EEE and sought confirmation from the Spanish government to the effect that the Reporting Persons will be entitled to exercise all voting rights attributable to Shares they may hold from time to time. The Reporting Persons expect that the Spanish government will confirm or suspend their voting rights with respect to the share capital of the Issuer held by them within the next two months. ENEL filed a press release relating to this issue on March 1, 2007, which is attached hereto as Exhibit 99.14.
     There can be no assurance as to whether the Reporting Persons would or would not effect any acquisitions of any additional Shares and/or ADSs. The Reporting Persons will evaluate the Issuer and their holdings in the Issuer on a continuing basis. Whether the Reporting Persons make any proposals related to the Issuer or the Shares and/or ADSs, purchase any additional Shares and/or ADSs or dispose of any Shares and/or ADSs, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessment of pertinent factors, including the Issuer’s and the Reporting Persons’ respective businesses and prospects, other investment opportunities available to the Reporting Persons, economic conditions, stock market conditions, the attitudes and actions of the board of directors and management of the Issuer and of other investors in, and potential purchasers of, Shares and ADSs, the availability of Shares and/or ADSs for purchase at price levels that the Reporting Persons consider acceptable, and the availability and nature of opportunities to dispose of the Reporting Persons’ interest in the Issuer to realize trading profits or minimize trading losses. Depending upon their assessments of these and other factors from time to time, the Reporting Persons may change their present intentions and reserve the right to, among other things, (a) hold their investments in the Issuer; (b) dispose of some or all of the Shares and/or ADSs held by the Reporting Persons or acquire additional Shares and/or ADSs from third parties (by means of open market or privately negotiated transactions, by tender offer or otherwise, for cash or for other consideration); (c) seek to acquire or influence control of the Issuer, the means of which may include Issuer board representation; (d) seek to enter into business relations or transactions with the Issuer; (e) engage in short selling of, swap agreements with respect to or any hedging or similar transaction with respect to the Shares and/or ADSs; (f) enter into contracts, arrangements, understandings or relationships with other investors in, and potential purchasers of, securities of the Issuer; or (g) take any other action similar or in addition to those listed above or as further described below in this Item.
     Items 5 and 6 below are hereby incorporated in this Item 4 by reference. Except as otherwise disclosed in those items or in this Item 4, the Reporting Persons do not currently have any contracts, arrangements, understandings or relationships with any person with respect to the voting or holding of the Issuer’s securities or that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as disclosed above, as part of the ongoing evaluation of this investment and investment alternatives, including in connection with the possible acquisition of Shares and/or ADSs referred to herein, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer, holders of debt securities issued by or loans made to the Issuer or its subsidiaries, E.ON or other third parties regarding such matters.
     The Reporting Persons may also take any other action with respect to the Issuer or any of its debt or equity securities in any manner permitted by law.
Item 5. Interest in Securities of the Issuer
     On February 27, 2007, EEE, a wholly owned subsidiary of ENEL, purchased, through UBS Limited as broker, 105,800,000 Shares, which represent 9.993% of the share capital of the Issuer, for €4,126.2 million (or €39.00 per Share). ENEL, through its wholly owned subsidiary, EEE, and subject to the restrictions described in Item 4, has the sole power to vote or direct the vote and dispose or direct the disposition of these 105,800,000 Shares. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these 105,800,000 Shares owned by the Reporting Persons.
     In addition, as described under Item 6 below, on March 1, 2007 and March 2, 2007, EEE entered into the Share Swap Transactions. The Share Swap Transactions do not grant EEE or ENEL the right to acquire (other than in connection with the physical settlement provisions of the Share Swap Transactions), dispose of or vote, nor require UBS Limited or Mediobanca to hold, any Shares or ADSs.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Share Swap Transactions
     On March 1, 2007, EEE entered into the UBS Share Swap Transaction, which relates to 74,112,648 Shares (approximately 7.0% of the share capital of the Issuer), and on March 1, 2007, and March 2, 2007, EEE entered into the Mediobanca Share Swap Transactions, which relate collectively to 52,988,949 Shares (approximately 5.0% of the share capital of the Issuer). Each Share Swap Transaction is evidenced by a confirmation under ISDA Master Agreements dated March 1, 2007 and March 2, 2007. Copies of the Share Swap Transaction confirmation agreements and the relevant ISDA Master Agreement form are attached hereto as Exhibits 99.2, 99.4, 99.6 and 99.8 and are incorporated herein by reference. The obligations of EEE under each of the Share Swap Transactions are guaranteed by ENEL under related guarantees dated March 1, 2007 and March 2, 2007. Copies of these guarantees are attached hereto as Exhibits 99.3, 99.5 and 99.7. The following summaries relating to the Share Swap Transactions are qualified in their entirety by reference to the copies of the Share Swap Transaction confirmation agreements, the ISDA Master Agreement form and the related guarantees filed as Exhibits to this Schedule 13D.
     The Share Swap Transactions do not grant EEE or ENEL the right to acquire (other than in connection with the physical settlement provisions of the Share Swap Transactions), dispose of or vote, nor require UBS Limited or Mediobanca to hold, any Shares or ADSs.
     UBS Share Swap Transaction

     Under the UBS Share Swap Transaction, UBS Limited agreed to pay EEE an amount equal to any increase, and EEE agreed to pay UBS Limited an amount equal to any decrease, in the official market price of 74,112,648 Shares above or below a reference price of €39.0 per Share during the period between March 1, 2007 and June 1, 2007. EEE has the right to extend the relevant valuation date beyond June 1, 2007 one or more times for periods of three calendar months, but not beyond March 1, 2010.
     Under the UBS Share Swap Transaction confirmation agreement, EEE has the right to terminate the UBS Share Swap Transaction upon seven business days’ prior notice to UBS Limited.
     At the expiration of the UBS Share Swap Transaction, EEE may require UBS Limited to physically deliver all or any of the Shares subject to the UBS Share Swap Transaction upon payment by EEE of an amount per Share equal to the volume-weighted average execution price per Share at which UBS Limited actually establishes its hedge positions (if any) subject to a maximum of €39 per Share. Physical settlement is conditioned on the prior approval of the CNE and compliance with other applicable laws and regulations. The UBS Share Swap Transaction confirmation agreement also contemplates certain interim payments during the period it is outstanding.
     On March 6, 2007, EEE made a collateral cash payment to UBS Limited of €722,598,318, representing 25% of the equity notional amount.
     Mediobanca Share Swap Transactions
     Under the Mediobanca Share Swap Transaction dated March 1, 2007, Mediobanca agreed to pay EEE an amount equal to any increase, and EEE agreed to pay Mediobanca an amount equal to any decrease, in the official market price of 48,488,949 Shares above or below a reference price of €39.0 per Share during the period between March 1, 2007 and June 1, 2007. Under the Mediobanca Share Swap Transaction dated March 2, 2007, Mediobanca agreed to pay EEE an amount equal to any increase, and EEE agreed to pay Mediobanca an amount equal to any decrease, in the official market price of 4,500,000 Shares above or below a reference price of €39.0 per Share during the period between March 2, 2007 and June 1, 2007. Under both Mediobanca Shares Swap Transactions, EEE has the right to extend the relevant valuation date beyond June 1, 2007 one or more times for periods of three calendar months, but not beyond March 1, 2010. EEE has, furthermore, the right to terminate each Mediobanca Share Swap Transaction upon seven business days’ prior notice to Mediobanca.
     At the expiration of each Mediobanca Share Swap Transaction, EEE may require Mediobanca to physically deliver all or any of the Shares subject to the respective Mediobanca Share Swap Transaction upon payment by EEE of an amount per Share equal to the volume-weighted average execution price per Share at which Mediobanca actually establishes its hedge positions (if any) subject to a maximum of €39 per Share. Physical settlement is conditioned on the prior approval of the CNE and compliance with other applicable laws and regulations. Each Mediobanca Share Swap Transaction confirmation agreement also contemplates certain interim payments during the period it is outstanding.

     On March 6, 2007, EEE made a collateral cash payment to Mediobanca of €472,767,253, representing 25% of the equity notional amount under the Mediobanca Share Swap Transaction dated March 1, 2007. On March 7, 2007, EEE made a collateral cash payment to Mediobanca of €43,875,000 representing 25% of the equity notional amount under the Mediobanca Share Swap Transaction dated March 2, 2007.
     Other Contracts, Arrangements, Understandings or Relationships
     On February 27, 2007, EEE entered into a brokerage agreement with UBS Limited pursuant to which UBS Limited acted as EEE’s broker in connection with the acquisition of 105,800,000 Shares. UBS Limited received a brokerage fee of 0.20% of the aggregate purchase price of the 105,800,000 Shares. This summary is qualified in its entirety by reference to the copy of the brokerage agreement with UBS Limited filed as Exhibit 99.9 to this Schedule 13D.
     On March 1, 2007, EEE entered into a structuring fee agreement with UBS Limited whereby EEE agreed to a pay a structuring fee in connection with the transaction described in this Schedule 13D to UBS Limited. Under this structuring fee agreement, in connection with EEE’s purchase of up to 105,875,210 Shares, EEE agreed to pay an amount equal to 13.5 basis points multiplied by the total number of Shares purchased by EEE through any share swap transaction multiplied by the average price across all such share swap transactions. Under this structuring fee agreement, in connection with EEE’s purchase of additional Shares in excess of 105,875,210, EEE agreed to pay an amount equal to 12.5 basis points multiplied by the total number of Shares purchased by EEE through any share swap transaction multiplied by the average price across all such share swap transactions. This summary is qualified in its entirety by reference to the copy of the structuring fee agreement with UBS Limited filed as Exhibit 99.10 to this Schedule 13D.
     Dresdner Kleinwort, the investment division of Dresdner Bank AG, has provided financial advisory services to ENEL in connection with investment opportunities in the Spanish market, including investments in the Issuer. UBS Limited has provided financial advisory services to ENEL in connection with the transactions described in this Schedule 13D since February 27, 2007.
     Other than as described in this Item 6 and Items 3, 4 and 5 above, as of the date of filing of this Schedule 13D, neither Reporting Person has any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit	Description

99.1.	Joint Filing Agreement between ENEL S.p.A. and Enel Energy Europe S.r.L. dated

Exhibit	Description

March 9, 2007.

99.2.	Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.

99.3.	Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of UBS Limited in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.

99.4.	Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.

99.5.	Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of Mediobanca — Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.

99.6.	Share Swap Transaction dated March 2, 2007 between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.

99.7.	Guarantee dated March 2, 2007 by ENEL S.p.A. in favor of Mediobanca — Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.

99.8.	International Swaps & Derivatives Association, Inc. Master Agreement

99.9.	Brokerage Agreement dated February 27, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of 105,800,000 ordinary shares of Endesa, S.A.

99.10.	Structuring Fee Agreement dated March 1, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of share swap transactions for ordinary shares of Endesa, S.A.

99.11.	Press releases issued by ENEL S.p.A., dated February 27, 2007 and February 28, 2007, respectively, incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on February 28, 2007.

99.12.	Press release issued by ENEL S.p.A., dated February 28, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.

99.13.	Press release issued by ENEL S.p.A., dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.

Exhibit	Description

99.14.	Press releases issued by ENEL S.p.A., both dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.

99.15.	Press release issued by ENEL S.p.A., dated March 2, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 9, 2007

ENEL Società per Azioni
By:	/s/ Fulvio Conti
	Name:	Fulvio Conti
	Title:	Chief Executive Officer

Enel Energy Europe Società a Responsabilità Limitata
By:	/s/ Claudio Machetti
	Name:	Claudio Machetti
	Title:	Director

Annex 1
     The table below sets forth the name, citizenship, position at ENEL and principal occupations of ENEL’s current directors:

Name	Citizenship	Position at ENEL	Principal Occupation
Piero Gnudi	Italian	Chairman	Chairman, Emittenti Titoli S.p.A.; Director, Unicredito Italiano; Receiver, Fochi Group

Fulvio Conti	Italian	Chief Executive Officer and General Manager	Director, Barclays PLC

Giulio Ballio	Italian	Director	Professor and President, Milan Polytechnic Institute

Augusto Fantozzi	Italian	Director	Lawyer; Deputy Chairman, Banca Antonveneta S.p.A.

Alessandro Luciano	Italian	Director	Lawyer; Chairman, Centostazioni S.p.A.

Fernando Napolitano	Italian	Director	CEO, Booz Allen Hamilton, Italia

Francesco Taranto	Italian	Director	Director, Banca Carige S.p.A., Cassa di Risparmio di Firenze S.p.A., Unicredit Xelion Banca S.p.A., Pioneer Global Asset Management S.p.A., Kedrios S.p.A., Alto Partners SGR S.p.A.

Gianfranco Tosi	Italian	Director	Professor, Milan Polytechnic Institute; Chairman, Cultural Center for Lombardy

Francesco Valsecchi	Italian	Director	Lawyer; Chairman, BancoPosta Fondi SGR S.p.A.
     The table below sets forth the name, citizenship, position at EEE and principal occupations of EEE’s current directors:

Name	Citizenship	Position at EEE	Principal Occupation
Fulvio Conti	Italian	Chairman	Chief Executive Officer and General Manager, ENEL; Director, Barclays PLC

Luigi Ferraris	Italian	Director	Chief Financial Officer in charge of Accounting, Planning and Control Department, ENEL

Andrea Brentan	Italian	Director	Head of M&A and Business Development Unit of International Division, ENEL Group

Claudio Machetti	Italian	Director	Chief Financial Officer in charge of Finance Department, ENEL

Carlo Tamburi	Italian	Director	Head of Procurement and Services Department, ENEL

16
Senior Management
     The table below sets forth the name, citizenship and management position of the current executive officers of the ENEL Group:

Name	Citizenship	Management Position
Andrea Brentan	Italian	Head of M&A and Business Development Unit of International Division

Alessandro Bufacchi	Italian	Head of Information and Communication Technology Department

Antonio Cardani	Italian	Head of Audit Department

Salvatore Cardillo	Italian	General Counsel

Massimo Cioffi	Italian	Head of Human Resources and Organization Department

Gianluca Comin	Italian	Head of Communication Department

Luigi Ferraris	Italian	Chief Financial Officer in charge of Accounting, Planning and Control Department

Sandro Fontecedro	Italian	Head of Generation and Energy Management Division

Livio Gallo	Italian	Head of Infrastructure and Networks Division

Claudio Machetti	Italian	Chief Financial Officer in charge of Finance Department

Gianfilippo Mancini	Italian	Head of the Energy Management Unit of Generation and Energy Management Division

Massimo Romano	Italian	Head of Regulatory Affairs and Corporate Strategy Department

Claudio Sartorelli	Italian	Head of Corporate Affairs Department

Francesco Starace	Italian	Head of Market Division

Carlo Tamburi	Italian	Head of Procurement and Services Department